UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 6, 2013



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items under Sections 1 through 7 are not applicable and therefore omitted.

ITEM 8.01   OTHER EVENTS.

On October 16, 2013, the Board of Directors of Winnebago Industries, Inc. (the "Company") approved the Winnebago Industries, Inc. 2014 Omnibus Equity, Performance Award and Incentive Compensation Plan (the "2014 Plan") subject to shareholder approval. On or about October 29, 2013, the Company made available a proxy statement (the "Proxy Statement") to its shareholders describing matters to be voted on at the Annual Meeting of Shareholders to be held on December 17, 2013 (the "Annual Meeting"), including, among other things, a proposal to approve the 2014 Plan, which is Item 3 in the Proxy Statement.

After the Proxy Statement was distributed, on or about November 27, 2013, Institutional Shareholder Services ("ISS") issued a recommendation that shareholders vote against approval of the Plan. In calculating the shares eligible for grant under the 2014 Plan, ISS included shares available for grant under the Company's soon-to-expire 2004 Incentive Plan (the "2004 Plan"). The 2004 Plan was approved by the Company's shareholders in January 2004 and originally had 2,000,000 shares available for awards that increased to 4,000,000 shares in March 2004 when the Company split its common stock two-for-one. The 2004 Plan expires on December 31, 2013. Of the 4,000,000 shares approved for awards under the 2004 Plan, as of August 31, 2013, the Company had 2,857,171 shares still available for grant under the 2004 Plan. ISS included all 2,857,171 shares from the 2004 Plan in its model.

2004 Plan Activity Since August 31, 2013

In the period between August 31, 2013 and November 30, 2013, the end of the Company's first fiscal quarter of this year, the Company issued full value awards for 89,479 shares. The weighted average grant date fair value of these awards is $27.28 per share. These awards are expected to be recognized over a weighted average period of 2.0 years due to the application of holding periods and vesting requirements.

As of November 29, 2013, the Company had 512,363 options exercisable under the 2004 Plan at exercise prices ranging from $26-$36 per share with a weighted average exercise price of $30.79. The weighted average remaining contractual life for options outstanding and exercisable at November 29, 2013 was 1.2 years. As of November 29, 2013, the Company had 225,770 share awards outstanding with a weighted average grant date fair value of $17.98. As of November 29, 2013, the Company had 28,057,328 shares of common stock outstanding.

Although 2,767,692 shares are technically still available as of December 6, 2013 for awards under the 2004 Plan until its expiration on December 31, 2013, the Human Resources Committee has adopted a resolution confirming that no additional awards will be made under the 2004 Plan from November 29, 2013, to the expiration of the 2004 Plan on December 31, 2013.

Amendment to 2014 Plan

On December 6, 2013, the Human Resources Committee of the Company also approved an amendment to the 2014 Plan that reduces the total number of shares eligible for grant under the 2014 Plan from 4,000,0000 shares to 3,600,000 shares with the following language:

> WHEREAS, the Human Resources Committee and the Board of Directors of the Company adopted the 2014 Plan, effective January 1, 2014, subject to approval of its shareholders; and

> WHEREAS, Section 15 of the Plan reserves to the Human Resources Committee the authority to amend the Plan from time to time, subject to the limitations contained in that Section and the Committee desires to amend the Plan as set forth below;

> THEREFORE, the Plan is amended as follows:

> The first sentence of Section 5 of the Plan is amended to read as follows:

> "Subject to the provisions of paragraph 17 hereof, no Award shall be granted if it shall result in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of

Common Stock covered by or subject to Awards then outstanding (after giving effect to the grant of the Award in question) to exceed 3,600,000 shares."

The number of shares set forth in Section 5(a) (i) and (ii) shall be amended to read: 3,600,000.

Except as amended above, the Plan shall remain in full force and effect.

The 2014 Plan, as amended, will be presented for shareholder approval at the Annual Meeting as Item 3.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

(c)   Exhibits

Exhibit Number	Description
10.1	Winnebago Industries, Inc. 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2013   WINNEBAGO INDUSTRIES, INC.

By: /s/ Randy J. Potts

Name: Randy J. Potts
Title: Chairman of the Board, Chief Executive Officer and President

EXHIBIT 10.1

WINNEBAGO INDUSTRIES, INC.

2014 OMNIBUS EQUITY, PERFORMANCE AWARD, AND INCENTIVE COMPENSATION PLAN

1.   *Plan*. The Winnebago Industries, Inc. 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan (the "*Plan*") was adopted by Winnebago Industries, Inc. (the "*Company*") to reward certain key Employees of the Company and its Affiliates and Non-employee Directors of the Company by providing for certain cash benefits and by enabling them to acquire shares of Common Stock of the Company.

2.   *Objectives*. The purpose of this Plan is to further the interests of the Company and its shareholders by providing incentives in the form of Awards to key Employees and Non-employee Directors who may contribute materially to the success and profitability of the Company and its Affiliates. Such Awards will recognize and reward outstanding performances and individual contributions and give Participants in the Plan an interest in the Company parallel to that of the shareholders, thus enhancing the proprietary and personal interest of such Participants in the Company's continued success and progress. This Plan will also enable the Company and its Affiliates to attract and retain such Employees and Non-employee Directors.

3.   *Definitions*. As used herein, the terms set forth below shall have the following respective meanings unless otherwise expressly provided herein:

"*Acquiring Person*" means any Person or any individual or group of Affiliates or Associates of such Person who acquires beneficial ownership, directly or indirectly, of 20 percent or more of the outstanding stock of the Company if such acquisition occurs in whole or in part. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of: (i) an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 30% or more of the Common Stock then outstanding, or (ii) the acquisition by such Person of newly-issued Common Stock directly from the Company (it being understood that a purchase from an underwriter or other intermediary is not directly from the Company); *provided however*, that if a Person shall become the beneficial owner of 30% or more of the Common Stock then outstanding by reason of share purchases by the Company or the receipt of newly-issued Common Stock directly from the Company and shall, after such share purchases or direct issuance by the Company, become the beneficial owner of any additional Common Stock of the Company, then such Person shall be deemed to be an "Acquiring Person"; *provided further*, *however*, that any transferee from such Person who becomes the beneficial owner of 30% or more of the Common Stock then outstanding shall nevertheless be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable (and in any event within ten business days after notification by the Company) a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an "Acquiring Person" for any purpose of this Plan.

"*Administrator*" means the Committee.

"*Affiliate*" means, with respect to the Company, a Subsidiary or Joint Venture, and means, with respect to an Acquiring Person, a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

"*Associate*" means: (i) any corporate, partnership, limited liability company, entity or organization (other than the Company or a majority-owned subsidiary of the Company) of which such a Person is an officer, director, member, or partner or is, directly, or indirectly the beneficial owner of ten percent (10%) or more of the class of equity securities, (ii) any trust or fund in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, (iii) any relative or spouse of such person, or any relative of such spouse, or (iv) any investment company for which such person or any Affiliate of such person serves as investment advisor.

"*Authorized Officer*" means the Chief Executive Officer of the Company (or any other senior officer of the Company to whom the Chief Executive Officer shall delegate the authority to execute any Award Agreement, where applicable).

"*Award*" means an Employee Award or a Director Award.

"*Award Agreement*" means any Employee Award Agreement or Director Award Agreement, and may include a written document providing for Awards to more than one eligible Participant upon terms and conditions set forth in the written document in lieu of individual agreements.

"*Board*" means the Board of Directors of the Company.

"*Cash Award*" means an award denominated in cash.

"*Change in Control,*" unless otherwise defined by the Committee prior to the occurrence of the event, means the time when (i) any Person becomes an Acquiring Person; (ii) individuals who shall qualify as Continuing Directors of the Company shall have ceased for any reason to constitute at least a majority of the Board of Directors of the Company; (iii) the consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"); or (iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, *provided*, *however*, that: (1) in the case of either clause (i) or (ii), a Change in Control shall not be deemed to have occurred if the event shall have been approved prior to the occurrence thereof by a majority of the Continuing Directors who shall then be members of such Board of Directors; (2) in the case of clause (i), a Change in Control shall not be deemed to have occurred upon the acquisition of stock of the Company by a pension, profit-sharing, stock bonus, employee stock ownership plan or other retirement plan intended to be qualified under IRC Section 401(a) established by the Company or any subsidiary of the Company, and in any event, stock held by such a plan shall not be treated as outstanding in determining ownership percentages for purposes of this definition; and (3) in the case of clause (iii), a Change in Control shall exclude a Business Combination pursuant to which: (A) all or substantially all of the individuals and entities who were the beneficial owners of the outstanding voting securities immediately prior to such Business Combination beneficially own, directly or indirectly, 50% or more of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Securities, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination are Continuing Directors.

"*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

"*Committee*" means the Human Resources Committee of the Board or such other independent Committee of the Board as is designated by the Board to administer the Plan, consisting of three or more members of the Board who satisfy the independence requirements of (i) Section 10C of the Securities Exchange Act of 1934 and the rules promulgated thereunder, (ii) the listing standards of the New York Stock Exchange ("NYSE") and applicable laws and regulations and (iii) if deemed appropriate from time to time, meet the definition of "non-employee director" under Rule 16b-3 under the Securities Exchange Act of 1934.

"*Common Stock*" means Winnebago Industries, Inc. common stock, par value $.50 per share.

"*Company*" means Winnebago Industries, Inc., an Iowa corporation, or any successor thereto.

"*Continuing Director*" means (i) any member of the Board of Directors of the Company, which such person is a member of the Board, who is not an Affiliate or Associate of any Acquiring Person or of any such Acquiring Person's Affiliate or Associate and was a member of the Board prior to the time when such Acquiring Person shall have become an Acquiring Person, and (ii) any successor of a Continuing Director, while such successor is a member of the Board, who is not an Acquiring Person or any Affiliate or Associate of any Acquiring Person or a representative or nominee of an Acquiring Person or of any Affiliate or Associate of such Acquiring Person and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

 "*Deferred Compensation*" means any Award that provides for the non-qualified "deferral of compensation" as defined in Treas. Reg. Sec. 1.409A-1(b) and that is not otherwise exempt from the requirements of IRC Section 409A. For purposes of the limitations on deferred compensation under IRC Section 409A, each payment of compensation under this Plan shall be treated as a separate payment of compensation for purposes of applying the deferral election rules and the exclusion for certain short-term deferral amounts under IRC Section 409A.

"*Director Award*" means any Equity Award (other than Incentive Stock Options and SARs) and Cash Award granted, whether singly, in combination or in tandem, to a Participant who is a Non-employee Director pursuant to such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Committee may establish in order to fulfill the objectives of the Plan.

"*Director Award Agreement*" means a written agreement setting forth the terms, conditions and limitations applicable to a Director Award, to the extent the Committee determines such agreement is necessary, and may include a written document providing for Awards to more than one Non-employee Director upon terms and conditions set forth in the written document in lieu of individual agreements.

"*Disability*" means the Participant is unable to perform each of the essential duties of such Participant's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; *provided, however*, that any distribution event upon a Disability of any Award that constitutes Deferred Compensation shall comply with the definition provided for purposes of IRC Section 409A.

"*Dividend Equivalents*" means, as determined by the Committee in its sole discretion with respect to Equity Awards that are to be issued at the end of the Restriction Period or deferral period, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record during the Restriction Period on a like number of shares of Common Stock.

"*Employee*" means an employee of the Company or any of its Affiliates.

"*Employee Award*" means any Equity Award or Cash Award granted, whether singly, in combination or in tandem, to a Participant who is an Employee pursuant to such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Committee may establish in order to fulfill the objectives of the Plan.

"*Employee Award Agreement*" means a written agreement setting forth the terms, conditions and limitations applicable to an Employee Award, to the extent the Committee determines such agreement is necessary, and may include a written document providing for Awards to more than one Employee upon terms and conditions set forth in the written document in lieu of individual agreements.

"*Equity Award*" means any Option, SAR, Stock Award, or Performance Award (other than a Performance Award denominated in cash) granted to a Participant under the Plan.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Fair Market Value*" of a share of Common Stock means, as of a particular date, (i) (A) if Common Stock is listed on a national securities exchange, the closing price per share of such Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the next succeeding date on which such a sale was so reported, (B) if Common Stock is not so listed but is quoted on the NASDAQ National Market, the mean between the highest and lowest sales price per share of Common Stock reported by the NASDAQ National Market on that date, or, if there shall have been no such sale so reported on that date, on the next succeeding date on which such a sale was so reported, or, at the discretion of the Committee, the price prevailing on the NASDAQ National Market at the time of exercise, (C) if Common Stock is not so listed or quoted, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the next succeeding date on which such quotations shall be available, as reported by the NASDAQ Stock Market, or, if not reported by the NASDAQ Stock Market, by the National Quotation Bureau Incorporated or (D) if Common Stock is not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for such purpose, or (ii) if applicable, the price per share as determined in accordance with the procedures of a third party administrator retained by the Company to administer the Plan; *provided, however*, that with respect to any Equity Award that is intended to be exempt from the requirements of IRC Section 409A, a value determined by the reasonable application of a reasonable valuation method as defined in regulations and other guidance promulgated under IRC Section 409A.

"*Grant Date*" means the date an Award is granted to a Participant pursuant to the Plan. The Grant Date for a substituted award is the Grant Date of the original award.

"*Grant Price*" means the price at which a Participant may exercise his or her right to receive cash or Common Stock, as applicable, under the terms of an Award.

"*Incentive Stock Option*" means an Option that is intended to comply with the requirements set forth in IRC Section 422.

"*Joint Venture*" means any joint venture or partnership in which the Company has 50% or more ownership, voting, capital or profit interests (in whatever form); *provided, however*, where the grant of an Equity Award under this Plan is based upon a legitimate business criteria, "20% or more" may be used instead of "50% or more".

"*Non-employee Director*" means an individual serving as a member of the Board who is not an Employee of the Company or any of its Affiliates.

"*Non-qualified Stock Option*" means an Option that is not an Incentive Stock Option.

"*Option*" means a right to purchase a specified number of shares of Common Stock at a specified Grant Price, which may be an Incentive Stock Option or a Non-qualified Stock Option.

"*Participant*" means an Employee or Non-employee Director to whom an Award has been granted under this Plan.

"*Performance Award*" means an Award made pursuant to this Plan that is subject to the attainment of one or more performance goals.

"*Performance Goal*" means an objective performance standard established by the Committee to determine in whole or in part whether a Qualified Performance Award shall be earned. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a Performance Goal may be based on one or more business criteria that apply to the Employee, one or more business segments, units or divisions of the Company, or the Company as a whole, and on an absolute basis, rate basis, or relative to a peer group of companies or other benchmark, and may exclude the effect of changes in accounting standards and nonrecurring unusual event specified by the Committee, such as write-offs, capital gains and losses and acquisitions and dispositions of businesses and assets. A Performance Goal may include one or more of the following:

- Stock price measures (including but not limited to growth measures and total shareholder return);
- Earnings per share (actual or targeted growth);
- Earnings before interest, taxes, depreciation, and amortization ("*EBITDA*");
- Economic value added ("*EVA*");
- Net income measures (including but not limited to income after capital costs and income before or after taxes);
- Revenue and/or sales (gross or net) and margins,
- Operating income;
- Cash flow and working capital measures;
- Return measures (including but not limited to return on assets, equity and/or invested capital);
- Growth measures (including revenue or sales growth),
- Market share;
- Product quality and customer satisfaction measures; and
- Corporate values and strategic measures (including but not limited to ethics compliance, environmental, safety, strategic and succession planning).

Unless otherwise stated, such a Performance Goal need not be based upon an increase under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria).

"*Person*" means an individual, corporation, limited liability company, partnership, association, joint stock company, trust, unincorporated organization or government or political subdivision thereof.

"*Qualified Performance Award*" means a Performance Award made to a Participant who is an Employee that is intended to qualify as qualified performance-based compensation under IRC Section 162(m), as described in paragraph 8(v)(B) of the Plan.

"*Restricted Stock*" means a Stock Award that is restricted or subject to forfeiture provisions.

"*Restriction Period*" means a period of time beginning as of the Grant Date of a Restricted Stock Award and ending as of the date upon which the Common Stock subject to such Award is no longer restricted or subject to forfeiture provisions.

"*Stock Appreciation Right*" or "*SAR*" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified Grant Price, in each case, as determined by the Committee.

"*Stock Award*" means an Award in the form of shares of Common Stock or Stock Units, including an award of Restricted Stock.

"*Stock Unit*" means a unit equal to one share of Common Stock granted to either an Employee or a Non-employee Director.

"*Subsidiary*" means any corporation or limited liability company of which the Company directly or indirectly owns shares or membership interests representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the shareholders of such corporation; *provided, however*, where the grant of an Equity Award under this Plan is based upon a legitimate business criteria, "20% or more" may be used instead of "50% or more".

4. *Eligibility*.

(a) *Employees*. Employees eligible for the grant of Employee Awards under this Plan are those who hold positions of responsibility and whose performance, in the judgment of the Committee, may have a significant effect on the success of the Company and its Affiliates.

(b) *Directors*. Members of the Board eligible for the grant of Director Awards under this Plan are those who are Non-employee Directors.

5. *Common Stock Available for Awards*. Subject to the provisions of paragraph 17 hereof, no Award shall be granted if it shall result in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding (after giving effect to the grant of the Award in question) to exceed 3,600,000 shares. The Committee and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

(a) *Limitation on Awards.* Subject to the provisions of paragraph 17 hereof,

(i) up to 3,600,000 shares of Common Stock shall be available for Awards other than Options or SARs; and

(ii) up to 3,600,000 shares shall be available for Incentive Stock Option Awards.

(b) *Share Counting Rules.* Subject to the provisions of paragraph 17 hereof:

(i) The number of shares of Common Stock that are the subject of Awards under this Plan that are forfeited or terminated, expire unexercised, are cancelled and settled in cash in lieu of Common Stock or are exchanged for Awards that do not involve Common Stock, shall be added back to the limits and again immediately become available for Awards hereunder.

(ii) Shares of Common Stock tendered or attested to in payment of the Grant Price of an Option and shares of Common Stock withheld by the Company to satisfy the tax withholding obligation shall not be added back to the applicable limit.

(iii) Shares of Common Stock that are reacquired by the Company with the amount received upon exercise of an Option shall not be added back to the applicable limit.

(iv) The aggregate shares Common Stock exercised pursuant to an SAR that is settled in Common Stock shall reduce the applicable limit, rather than the number of shares of Common Stock actually issued.

(v) Shares of Common Stock delivered under the Plan in settlement, assumption or substitution of outstanding awards or obligations to grant future awards under the plans or arrangements of another entity shall not reduce the maximum number of shares of Common Stock available for delivery under the Plan, to the extent that such settlement, assumption or substitution is a result of the Company or an Affiliate acquiring another entity or an interest in another entity.

(vi) Restricted Stock, Restricted Stock Units, Performance Awards and other Awards settled in shares of Common Stock shall reduce the applicable limit by 2.5 shares for each share of Common Stock covered by the Award.

6. *Administration*.

(a) Except as otherwise provided herein, this Plan shall be administered by the Committee. Any Award that is intended to be a Qualified Performance Award under paragraph 8(a)(v)(B) shall be issued by the Committee or a subcommittee consisting solely of members of the Board who are "outside directors" under IRC Section 162(m) and regulations and other guidance promulgated thereunder.

(b) Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. The Committee may, in its discretion, provide for the extension of the exercisability of an Employee Award, accelerate the vesting or exercisability of an Employee Award, eliminate or make less restrictive any restrictions applicable to an Employee Award, waive any restriction or other provision of this Plan (insofar as such provision relates to Employee Awards) or an Employee Award or otherwise amend or modify an Employee Award in any manner that is either (i) not adverse to the Participant to whom such Employee Award was granted or (ii) consented to by such Participant. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee, with respect to Employee Awards, in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(c)   The Committee shall have the independent authority and discretion over the appointment, compensation and oversight of the services of advisors to the Committee, including compensation consultants and legal counsel, provided such advisors meet the standards for independence as established by the exchange on which the Company's Common Stock is traded. The Company shall pay the compensation and expenses of such advisors. The Committee may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

(d)   No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

7.   *Delegation of Authority*. Following the authorization of a pool of cash or shares of Common Stock to be available for Awards, the Committee may authorize the Chief Executive Officer of the Company or a committee consisting solely of members of the Board to grant individual Employee Awards from such pool pursuant to such conditions or limitations as the Committee may establish, except as otherwise provided in paragraph 6(a). The Committee may also delegate to the Chief Executive Officer and to other executive officers of the Company its administrative duties under this Plan (excluding its granting authority) pursuant to such conditions or limitations as the Committee may establish.

8.   *Employee Awards*.

(a)   Subject to the limitation under paragraph 8(b), the Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Employee Award may, in the discretion of the Committee, be embodied in an Employee Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion and, if required by the Committee, shall be signed by the Participant to whom the Employee Award is granted and by an Authorized Officer for and on behalf of the Company. Employee Awards may consist of those listed in this paragraph 8(a) and may be granted singly, in combination or in tandem. Employee Awards may also be granted in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other employee plan of the Company or any of its Affiliates, including the plan of any acquired entity. Except as provided in paragraph 8(b)(iv), an Employee Award may provide for the grant or issuance of additional, replacement or alternative Employee Awards upon the occurrence of specified events. All or part of an Employee Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and its Affiliates, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance. Upon the termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested or unpaid Employee Awards shall be treated as set forth in the applicable Employee Award Agreement or as otherwise specified by the Committee.

(i)   *Option*. An Employee Award may be in the form of an Option. On the Grant Date, the Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option. The term of the Option shall extend no more than 10 years after the Grant Date. Options may not include provisions that "reload" the option upon exercise. Subject to the foregoing provisions and paragraph 8(b)(iv), the terms, conditions and limitations applicable to any Options awarded to Employees pursuant to this Plan, including the Grant Price, the term of the Options, the number of shares subject to the Option and the date or dates upon which they become exercisable, shall be determined by the Committee. Any Option that is intended to constitute an Incentive Stock Option shall contain terms and conditions required under IRC Section 422A applicable to the Employee; *provided, however*, the Committee may modify the terms and conditions of such Option even though such modification may cause the Incentive Stock Option to become a Non-qualified Stock Option.

(ii)   *Stock Appreciation Rights*. An Employee Award may be in the form of a SAR. On the Grant Date, the Grant Price of a SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The holder of a tandem SAR may elect to exercise either the option or the SAR, but not both. The exercise period for a SAR shall extend no more than 10 years after the Grant Date. Subject to the foregoing provisions and paragraph 8(b)(iv), the terms, conditions and limitations applicable to any SARs awarded to Employees pursuant to this Plan, including the Grant Price, the term of any SARs and the date or dates upon which they become exercisable, shall be determined by the Committee.

(i)   *Stock Award*. An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted to Employees pursuant to this Plan shall be determined by the Committee; *provided* that any Stock Award which is not a Performance Award shall have a minimum Restriction Period of one year from the Grant Date, *provided further* that (i) the Committee may provide for earlier vesting upon a termination of employment by reason of death, Disability or retirement after age 60, and (ii) such one-year minimum Restriction Period shall not apply to a Stock Award that is granted in lieu of salary or bonus.

(ii)   *Cash Award*. An Employee Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to any Cash Awards granted to Employees pursuant to this Plan shall be determined by the Committee.

(iii)   *Performance Award*. Without limiting the type or number of Employee Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to any Performance Awards granted to Employees pursuant to this Plan shall be determined by the Committee; *provided* that any Stock Award which is a Performance Award shall have a minimum Restriction Period of one year from the Grant Date, *provided further* that the Committee may provide for earlier vesting upon a termination of employment by reason of death, Disability or retirement after age 60. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value, vesting and/or amount of Performance Awards that will be paid out to the Employee.

(A) *Non-qualified Performance Awards*. Performance Awards granted to Employees that are not intended to be Qualified Performance Awards under paragraph 8(a)(v)(B) shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(B) *Qualified Performance Awards*. Performance Awards granted to Employees under the Plan that are intended to qualify as qualified performance-based compensation under IRC Section 162(m) shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more Performance Goals established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established) to which the Performance Goal relates, and in any event while the outcome of the Performance Award is substantially uncertain. In interpreting Plan provisions applicable to Performance Goals and Qualified Performance Awards, it is the intent of the Plan to conform with the standards of IRC Section 162(m) and Treasury Regulation §1.162-27(e)(2)(i), as to grants to those Employees whose compensation is, or is likely to be, subject to IRC Section 162(m), and the Committee shall be guided by such provisions in establishing such goals. Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Committee. No Qualified Performance Awards shall be granted unless the Performance Goals have been approved by the shareholders of the Company within 5 years of the commencement of the performance period to which such Performance Goals relate.

(b) Notwithstanding anything to the contrary contained in this Plan and subject to the provisions of paragraph 17, the following limitations shall apply to any Employee Awards made hereunder:

(i)   no Participant may be granted, during any fiscal year, Employee Awards consisting of Options or SARs (including Options or SARs that are granted as Performance Awards) that are exercisable for more than 500,000 shares of Common Stock;

(ii)   no Participant may be granted, during any fiscal year, Employee Awards consisting of Stock Awards (including Stock Awards that are granted as Performance Awards) covering or relating to more than 200,000 shares of Common Stock (the limitation set forth in this clause (ii), together with the limitation set forth in clause (i) above, being hereinafter collectively referred to as "*Stock Based Awards Limitations*");

(iii)   no Participant may be granted Employee Awards consisting of cash (including Cash Awards that are granted as Performance Awards) in respect of any fiscal year having a value determined on the Grant Date in excess of $2,000,000; and

(iv)   no Award shall have the effect of or result in: (A) lowering the Grant Price of an existing Option or SAR; (B) a "repricing" of an existing Option or SAR under generally accepted accounting principles; or (C) cancel an existing Option or SAR at a time when its Grant Price exceeds the Fair Market Value of the Company's Common Stock in exchange for another Employee Award, including cash or other Equity Award in the Company.

9.   *Director Awards*.

(a) The Committee may grant Director Awards to the Non-employee Directors of the Company from time to time in accordance with this paragraph 9. Director Awards may consist of those listed in this paragraph 9 and may be granted singly, in combination or in tandem. Each Director Award may, in the discretion of the Committee, be embodied in a Director Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion and, if required by the Committee, shall be accepted by the Director to whom the Director Award is granted and signed by an Authorized Officer for and on behalf of the Company.

(i)   *Stock Awards*. A Director Award may be in the form of a Stock Award. A Non-employee Director may not sell, transfer, assign, pledge or otherwise encumber or dispose of any portion of a Stock Award until he or she terminates service as a Non-employee Director, and any attempt to sell, transfer, assign, pledge or encumber any portion of the Stock Award prior to such time shall have no effect. Any additional terms, conditions and limitations applicable to any Stock Awards granted to a Non-employee Director pursuant to this Plan shall be determined by the Committee.

(ii) *Performance Awards*. Without limiting the type or number of Director Awards that may be made under the other provisions of this Plan, a Director Award may be in the form of a Performance Award. A Non-employee Director may not sell, transfer, assign, pledge or otherwise encumber or dispose of any portion of the Performance Award until he or she terminates service as a Non-employee Director, and any attempt to sell, transfer, assign, pledge or encumber any portion of the Performance Award prior to such time shall have no effect. Any additional terms, conditions and limitations applicable to any Performance Awards granted to a Non-employee Director pursuant to this Plan shall be determined by the Committee. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Non-employee Director.

(iii) *Non-qualified Stock Options*. A Director Award may be in the form of a Non-qualified Stock Option. On the Grant Date, the Grant Price of a Non-qualified Stock Option shall be not less than the Fair Market Value of the Common Stock subject to such Option. The term of the Non-qualified Stock Option shall extend no more than 10 years after the Grant Date. Non-qualified Stock Options may not include provisions that "reload" the option upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Non-qualified Stock Options awarded to Directors pursuant to this Plan, including the Grant Price, the term of the Non-qualified Stock Options, the number of shares subject to the Non-qualified Stock Option and the date or dates upon which they become exercisable, shall be determined by the Committee.

(b) *Awards Limitations.* Notwithstanding anything to the contrary contained in this Plan, no Participant may be granted, during any fiscal year, Director Awards consisting of Stock Awards (including Stock Awards that are granted as Performance Awards) covering or relating to more than 10,000 shares of Common Stock (the limitation set forth in this paragraph (b) being hereinafter referred to as a "*Stock Based Awards Limitation*") or Non-qualified Stock Options for more than 20,000 shares of Common Stock during any fiscal year.

10. *Payment of Awards*.

(a) *General.* Payment made to a Participant pursuant to an Award may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Administrator shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. If such payment is made in the form of Restricted Stock, the Administrator shall specify whether the underlying shares are to be issued at the beginning or end of the Restriction Period. In the event that shares of Restricted Stock are to be issued at the beginning of the Restriction Period, the certificates evidencing such shares (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. In the event that shares of Restricted Stock are to be issued at the end of the Restricted Period, the right to receive such shares shall be evidenced by book entry registration or in such other manner as the Administrator may determine.

(b) *Deferral of Awards.* The Committee may require or may permit Employees and Non-employee Directors to elect to defer the issuance of Common Stock or the payment or settlement of Awards in cash under this Plan pursuant to such rules, procedures, or programs as it may establish from time to time; *provided, however,* the Committee shall not, in establishing the terms and provisions of any Award or in exercising its powers under this Plan: (i) create any arrangement which would constitute an employee pension benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act, as amended, unless the arrangement provides benefits solely to one or more individuals who constitute members of a select group of management or highly compensated employees; or (ii) create any arrangement that would constitute Deferred Compensation unless the arrangement is exempt from or complies with the requirements of IRC Section 409A or unless the Committee, at the time of grant, specifically provides that the Award is not intended to comply with IRC Section 409A.

(c) *Deferred Compensation*. With respect to any Award that constitutes Deferred Compensation, such Award shall provide for payment or exercise only upon: (i) a fixed date or schedule that complies with the requirements of Treas. Reg. Sec. 1.409A-3; (ii) on a date based upon the Employee's or Non-employee Director's "separation from service," (including the delay in payment upon separation from service for "specified employees") or "disability," or "change in control" as those terms are defined under IRC Section; or (iii) the Participant's death. Any election permitted under any Award that constitutes Deferred Compensation shall comply with the requirements of Treas. Reg. Sec. 1.409A-2. In addition, with respect to any Award that constitutes Deferred Compensation, except to the extent acceleration or deferral is permitted by or complies with the requirements of IRC Section 409A, neither the Committee nor any Employee or Non-employee Director may substitute, accelerate or defer the time or schedule of any payment or exercise of, or the amount scheduled to be reported as income as a result. In no event shall the Company, the Committee or the Administrator be responsible for any taxes imposed as a result of non-compliance with IRC Section 409A.

(d) *Dividends, Earnings and Interest*. Rights to dividends or Dividend Equivalents may be extended to and made part of any Stock Award, subject to such terms, conditions and restrictions as the Administrator may establish. Dividend Equivalents may be paid in cash or in Common Stock or any combination thereof as determined by the Committee at the time of payment of the dividend, and may be paid concurrently with the payment of dividends or may be deferred; *provided, however,* and Dividend Equivalents that constitute Deferred Compensation shall comply with the requirements of IRC Section 409A and regulations and guidance promulgated thereunder. The Administrator may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments and Dividend Equivalents for Stock Awards.

(e) *Substitution of Awards*. Subject to paragraphs 8(b)(iv), 11(b), 14 and 16, at the discretion of the Committee, a Participant who is an Employee may be offered an election to substitute an Employee Award for another Employee Award or Employee Awards of the same or different type.

11. *Change in Control*.

(a) *Vesting.* Notwithstanding the provisions of paragraphs 8 and 9 hereof, unless otherwise expressly provided in the applicable Award Agreement, or as specified in the next sentence, in the event of a Change in Control during an Employee's employment (or service as a Non-employee Director) with the Company or one of its Affiliates, each Equity Award granted under this Plan to the Participant shall become immediately vested and fully exercisable. Unless the Committee determines at or prior to the Change in Control, no Qualified Performance Award for which the performance period has not expired shall accelerate at the time of a Change in Control.

(b) *Cancellation and Payment.* Except as otherwise provided in an Award Agreement, if a Change in Control occurs and the agreements effectuating the Change in Control to not provide for the assumption or substitution of all Awards under this Plan ("Non-assumed Awards"), the Committee, in its sole and absolute discretion, may, with respect to any or all Non-assumed Awards, take any or all of the following actions to be effective as of the date of the Change in Control (or as of any other date fixed by the Committee occurring within the thirty (30) day period immediately preceding the date of the Change in Control, but only if such action remains contingent upon the effectuation of the Change in Control) (such date referred to as the "Action Effective Date"):

(i)   Unilaterally cancel such Non-Assumed Award in exchange for whole and/or fractional shares of Common Stock (or whole shares and cash in lieu of any fractional Common Stock) or whole and/or fractional shares of a successor (or for whole shares of a successor and cash in lieu of any fractional share) that, in the aggregate, is equal to the excess of:

(A) in the case of Options and SARs, the Common Stock that could be purchased subject to such Non-Assumed Award less the aggregate Grant Price for the Options and SARs; and

(B) in the case of Stock Awards and Performance Awards, Common Stock subject to such Non-Assumed Award determined as of the Action Effective Date (taking into account vesting), less the value of any consideration payable with respect to such Stock Awards and Performance Awards.

(ii)   Unilaterally cancel such Non-Assumed Award in exchange for cash or other property, including without limitation, the value of the consideration paid to holders of the Company's Common Stock in connection with the Change in Control, equal to the excess of:

(A) in the case of Options and SARs, Common Stock that could be purchased subject to such Non-Assumed Award less the aggregate Grant Price for the Options and SARs; and

(B) in the case of Stock Awards and Performance Awards, Common Stock subject to such Non-assumed Award determined as of the Action Effective Date (taking into account vesting), less the value of any consideration payable with respect to such Stock Awards and Performance Awards.

In the event the Grant Price or consideration payable on exercise is equal to or greater than the Common Stock, cash or other property payable as provided in paragraphs 10(b)(i) and 10(b)(ii), then such Options, SARs and other Equity Awards shall be automatically cancelled without payment of any consideration therefor.

(iii)   In the case of Options and SARs, unilaterally cancel such Non-Assumed Award after providing the holder of such Option and SAR with:

(A) an opportunity to exercise such Non-Assumed Award to the extent vested within a specified period prior to the date of the Change in Control; and

(B) notice of such opportunity to exercise prior to the commencement of such specified period.

(c) *Deferred Compensation.* If a Change in Control occurs that does not constitute a "change in control" as defined under IRC Section 409A and regulations and guidance promulgated thereunder, then any Award that constitutes Deferred Compensation shall be settled in cash equal to the Award's Fair Market Value at the time of the Change in Control (or if Performance Awards, the value based on the Performance Goals, if greater), plus interest at the United States prime rate at the time of the Change in Control plus 1% until the date of payment, which shall be the time the original restriction period would have closed, the Performance Award would have been originally payable, or the date elected pursuant to the proper deferral election, as applicable.

(d) *Change in Control Agreement.* Notwithstanding the foregoing, if a Change in Control occurs, then, except to the extent otherwise provided in the Award Agreement, each Award shall be governed by applicable law and the documents effectuating the Change in Control.

12. *Option Exercise.* The Grant Price shall be paid in full at the time of exercise in cash or check or, if permitted by the Committee and elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee shall determine acceptable methods for Participants to tender Common Stock or other Awards, including, without limitation, cashless or net exercise, pyramid exercise and by attestation. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, *provided* that such rules and procedures are not inconsistent with the provisions of this paragraph.

An optionee desiring to pay the Grant Price of an Option by tendering Common Stock using the method of attestation may, subject to any such conditions and in compliance with any such procedures as the Committee may adopt, do so by attesting to the ownership of Common Stock of the requisite value in which case the Company shall issue or otherwise deliver to the optionee upon such exercise a number of shares of Common Stock subject to the Option equal to the result obtained by dividing (a) the excess of the aggregate Fair Market Value of the shares of Common Stock subject to the Option for which the Option (or portion thereof) is being exercised over the Grant Price payable in respect of such exercise by (b) the Fair Market Value per share of Common Stock subject to the Option, and the optionee may retain the shares of Common Stock the ownership of which is attested.

13. *Taxes*. The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Employee Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Employee Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

14. *Forfeiture and Recoupment*.

(a) Without limiting in any way the generality of the Committee's power to specify any terms and conditions of an Award consistent with law, and for greater clarity, the Committee may specify in an Employee Award that the Employee's rights, payments, and benefits with respect to a Employee Award, including any payment or shares of Common Stock received upon exercise or in satisfaction of the Employee Award under this Plan shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions, without limit as to time. Such events shall include, but shall not be limited to, failure to accept the terms of the Employee Award Agreement, termination of service under certain or all circumstances, violation of material Company policies, misstatement of financial or other material information about the Company, fraud, misconduct, breach of noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection, or other agreement that may apply to the Employee, or other conduct by the Employee that the Committee determines is detrimental to the business or reputation of the Company and its Subsidiaries, including facts and circumstances discovered after termination of employment.

(b) The Company shall require the chief executive officer and chief financial officer of the Company to disgorge bonuses, other incentive- or equity-based compensation, and profits on the sale of shares of Common Stock received within the 12-month period following the public release of financial information if there is a restatement of such financial information because of material noncompliance, due to misconduct, with financial reporting requirements under the federal securities laws. In no event shall the amount to be recovered by the Company be less than the amount required to be repaid or recovered as a matter of law. The operation of this paragraph 14(b) shall be in accordance with the provisions of Section 302 of Sarbanes-Oxley Act and any applicable guidance.

(c) The Company shall require each current and former executive officer to disgorge bonuses, other incentive- or equity-based compensation received within 36-month period prior to the public release of the restatement of financial information due to material noncompliance with the financial reporting requirements under the federal securities laws. The amount to be recovered shall be the percentage of incentive compensation, including equity awards, in excess of what would have been paid without the restated results. The operation of this paragraph 14(c) shall be in accordance with the provisions of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any applicable guidance.

(d) The Committee shall determine, as late as the time of the recoupment, regardless of whether such method is stated in the Employee Award Agreement, whether the Company shall effect any such recoupment: (i) by seeking repayment from the Employee; (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Employee under any compensatory plan, program or arrangement maintained by the Company or any of its Affiliates; (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made to the Employee in accordance with the Company's otherwise applicable compensation practices; (iv) by a holdback or escrow (before or after taxation) of part or all of the shares of Common Stock, payment or property received upon exercise or satisfaction of the Employee Award; or (v) by any combination of the foregoing.

15. *Amendment, Modification, Suspension or Termination of the Plan*. The Committee may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant, *provided, however*, that no amendment that results in a change in the tax consequences of an Award shall require the consent of the Participant; and (ii) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent such approval is required by applicable legal or tax requirements or the requirements of the securities exchange on which the Company's stock is listed. Notwithstanding the forgoing, the Committee may reform any provision in an Award intended to be exempt from IRC Section 409A to maintain to maximum extent practicable the original intent of the applicable provision without violating the provisions of IRC Section 409A; *provided, however*, that if no reasonably practicable reformation would avoid the imposition of any penalty tax or interest under IRC Section 409A, no payment or benefit will be provided under the Award and the Award will be deemed null, void and of no force and effect, and the Company shall have no further obligation in connection with such Award.

16. *Assignability*. Unless otherwise determined by the Administrator and provided in the Award Agreement or the terms of the Award, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will, beneficiary designation or the laws of descent and distribution. In the event that a beneficiary designation conflicts with an assignment by will, the beneficiary designation will prevail. The Administrator may prescribe and include in applicable Award Agreements or the terms of the Award other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this paragraph 15 shall be null and void.

17. *Adjustments*.

(a)   The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the existing Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b)   In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then (i) the number of shares of Common Stock reserved under this Plan, (ii) the number of shares of Common Stock covered by outstanding Awards, (iii) the Grant Price or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, (v) the limitations on Awards set forth in paragraph 5(b), and (vi) Stock Based Awards Limitations shall each be adjusted proportionately by the Committee as appropriate to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Committee shall make appropriate adjustments to (i) the number of shares of Common Stock reserved under this Plan; (ii) the number of shares of Common Stock covered by outstanding Awards, (iii) the Grant Price or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, (v) the limitations on Stock Awards set forth in paragraph 5(b), and (vi) Stock Based Awards Limitations to reflect such transaction; *provided* that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without increasing, the value of such Awards.

18. *Restrictions*. No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Administrator may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

19. *Unfunded Plan*. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience, including bookkeeping accounts established by a third party administrator retained by the Company to administer the Plan. The Company shall not be required to segregate any assets for purposes of this Plan or Awards hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to

any Participant with respect to an Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement or the terms of the Award, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

20. *Right to Employment*. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or other service relationship at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company.

21. *Successors*. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

22. *Governing Law*. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Iowa.